Exhibit 99.11
AMENDMENT TO WARRANTS TO PURCHASE

SHARES OF COMMON STOCK

OF

GRUBB & ELLIS COMPANY.

AMENDMENT (this “Amendment”), dated October 16, 2011, to the Warrants to Purchase Shares of Common Stock of Grubb & Ellis Company, dated: April 15, 2011; April 30, 2011; May 31, 2011; June 30, 2011; July 31, 2011; August 31, 2011; and September 30, 2011 (the “Warrants”), issued by Grubb & Ellis Company, a Delaware corporation (together with its successors and assigns, the “Issuer”), to CDCF II GNE Holding, LLC, (“CDCF”)

WHEREAS, the Issuer issued the Warrants pursuant to a Credit Agreement, dated April 15, 2011 (as amended, the “Credit Agreement”), among the Issuer, a subsidiary of the Issuer as borrower, several lenders, and ColFin GNE Loan Funding, LLC, as administrative agent;

WHEREAS, Issuer and CDCF desire to amend the Warrants as set forth below

NOW, THEREFORE, in consideration of the premises and mutual covenants contained in this Amendment, the undersigned hereby agree as follows:

1.	Defined Terms; Interpretation; Etc. Capitalized terms used but not defined in this Amendment shall have the meanings given to them in the Warrants.

2.
Exclusion of Application of Anti-Dilution Provisions and Most Favored Nation Provision to Second Amendment Effective Date Warrants.  The parties hereto expressly agree and acknowledge that, notwithstanding anything set forth in the Warrants to the contrary, (i) the provisions of Section 7 of the Warrants shall not apply to the issuance of the Second Amendment Effective Date Warrants (as defined in the Credit Agreement) or the issuance of any Common Stock upon the exercise of the Second Amendment Effective Date Warrants, and (ii) the provisions of Section 2(c) of the Warrants, including but not limited to the downward adjustment of the Trigger Price of such Warrants, shall not apply to the issuance of the Second Amendment Effective Date Warrants.

3.	Amendments to the Warrants.

(a)        Effective as of the date hereof, each Warrant is hereby amended by adding a new clause (d) in Section 2 to read as follows:

(d)        “Limitation on Exercise.

(i)           Subject to Section 2(d)(iii), no Holder will be entitled to purchase or otherwise acquire shares of Common Stock or other securities or instruments, whether or not delivered upon exercise of this Warrant, to the extent (but only to the extent) such purchase, acquisition, or receipt would cause such exercising Holder to become, directly or indirectly, a “beneficial owner” (within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended from time to time, and any successor statute (the “Exchange Act”) and the rules and regulations promulgated thereunder) of 10.00% or more of the shares of Common Stock outstanding at such time.

(iii)           If at such time, but for the operation of this Section 2(d), a Holder would be deemed to be the beneficial owner of 10.00% or more of the shares of Common Stock of the Company, any exercise of this Warrant shall be void and have no effect to the extent (but only to the extent) that such delivery would result in the exercising Holder (together with such Holder’s affiliates) becoming the owner (as distinguished from a beneficial owner under Section 13(d) of the Exchange Act) of more than 4.99% of the shares of Common Stock outstanding at such time. If any delivery of shares of Common Stock owed to a Holder upon the exercise of this Warrant is not made, in whole or in part, as a result of this limitation, the Company’s obligation to make such delivery shall not be extinguished and the Company shall deliver such shares as promptly as practicable after any such exercising Holder gives notice to the Company that such delivery would not result in such Holder (together with such Holder’s affiliates) being the owner of more than 4.99% of the shares of Common Stock outstanding at such time.

(iv)           The provisions of Sections 2(d)(ii) shall cease to apply to any Holder that ceases to be part of a “group” (as defined in Section 13(d) or the Exchange Act and the rules and regulations promulgated thereunder) with any person that is not an Affiliate of such Holder.  The Holders can agree in writing to vary the two percentages in Section 2(d)(ii) as long as the sum of the percentages never exceeds 9.98%.”

(b)       Effective as of the date hereof, the Closing Date Warrants issued to CDCF is hereby amended as follows:

Section 3(c) of the Closing Date Warrants is hereby amended by deleting the reference to “(the “Credit Agreement”)” and replacing it with “ (as amended, restated, modified or supplemented from time to time, the “Credit Agreement”)”

4.
Amendment and Waiver.  Except as expressly set forth herein, this Amendment shall not alter, modify, amend or in any way affect any of the terms, obligations, covenants or agreements contained in the Warrant, all of which are ratified and affirmed in all respects and shall continue in full force and effect.  This Amendment shall apply and be effective only following the Effective Date and only with respect to the provisions of the Warrant specifically referred to herein.  After the Effective Date, any reference in any document to the Warrant shall mean the Warrant as amended by this Amendment, and this Amendment and the Warrant shall be read together and construed as a single instrument, and in the event and to the extent that there is any inconsistency between any of the terms and conditions of this Amendment and the Warrant, the terms and conditions of this Amendment shall govern.

5.           Governing Law.  This Amendment shall be governed by and construed in accordance with the internal laws of the State of New York, without giving effect to the conflicts of laws principals thereof that would require the application of another state’s laws.

6.           Modification and Severability.  If, in any action before any court or agency legally empowered to enforce any provision contained herein, any provision hereof is found to be unenforceable, then such provision shall be deemed modified to the extent necessary to make it enforceable by such court or agency. If any such provision is not enforceable as set forth in the preceding sentence, the unenforceability of such provision shall not affect the other provisions of this Amendment, but this Amendment shall be construed as if such unenforceable provision had never been contained herein.

7.           Headings.  The headings of the Sections of this Amendment are for convenience of reference only and shall not, for any purpose, be deemed a part of this Amendment.

(Remainder of Page Intentionally Left Blank)

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the day and year first above written.

GRUBB & ELLIS COMPANY

By:	/s/ Michael Rispoli
Name:	Michael Rispoli
Title:	Chief Financial Officer

CDCF II GNE HOLDING, LLC

By:	/s/ Mark M. Hedstrom
Name:	Mark M. Hedstrom
Title:	Vice President

 [Signature Page to Warrant Amendment]